UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 7, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: ABRIDGED PRE-LISTING STATEMENT, POSTING OF DISCLOSURE PACKAGE AND NOTICE OF GENERAL MEETING

AngloGold Ashanti plc
(previously known as AngloGold Ashanti (UK) Limited)
(Incorporated in England and Wales)
(Registration number: 14654651)
LEI No.: 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
NYSE Share code: AU
JSE Share code: ANG
(“NewCo” or the “Company”)

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration No. 1944/017354/06
ISIN: ZAE000043485
JSE Share Code: ANG
CUSIP: 035128206
NYSE share code: AU
(“AGA”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE THE COMPANY TO TAKE ANY FURTHER ACTION.
CAPITALISED WORDS AND EXPRESSIONS USED IN THIS ABRIDGED PRE-LISTING STATEMENT SHALL, UNLESS EXPRESSLY DEFINED HEREIN OR INDICATED OTHERWISE BY THE CONTEXT, BEAR THE MEANINGS GIVEN TO THEM IN THE PRE-LISTING STATEMENT.

ABRIDGED PRE-LISTING STATEMENT, POSTING OF DISCLOSURE PACKAGE AND NOTICE OF GENERAL MEETING
1.SUMMARY OF THE REORGANISATION
On 12 May 2023, AGA announced the Reorganisation, pursuant to which NewCo, a company incorporated under the laws of England and Wales, will be established as the new listed holding company of the Group. The Reorganisation will be implemented in 3 (three) sequential, separate, inter-conditional steps consisting of (i) the Spin-Off; (ii) the AGAH Sale; and (iii) the Scheme.

As a result of the Reorganisation, each Scheme Participant will beneficially own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by AGA ADSs) held on the Reorganisation Consideration Record Date, and the existing AGA Shareholders will beneficially hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on such record date (subject to any adjustments to reflect the exercise of appraisal rights).
Based on the current number of issued AGA Ordinary Shares as at the Last Practicable Date, being 15 June 2023, NewCo will issue up to approximately 419,612,543 NewCo Ordinary Shares pursuant to the Reorganisation (subject to any adjustments to reflect the exercise of appraisal rights).
The implementation of the Reorganisation is subject to requisite AGA Shareholder approvals, among other conditions precedent. The failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganisation and any steps already completed shall be unwound.
The NewCo Ordinary Shares to be issued pursuant to the Reorganisation will have a primary listing on the NYSE and secondary inward listings on the JSE and A2X and a secondary listing on the Ghana Stock Exchange (“GhSE”). Additionally, NewCo expects the NewCo Ghanaian depositary shares (“NewCo GhDSs”) to be listed on the GhSE. Following the implementation of the Reorganisation, the AGA Ordinary Shares will be delisted from the JSE in terms of paragraph 1.17(b) of the JSE Listings Requirements and AGA will procure the delisting of the AGA Ordinary Shares from the A2X and from the GhSE and the delisting of the AGA GhDSs from the GhSE. The AGA ADSs will also be delisted from the NYSE and the AGA ADS Program will be terminated upon completion of the Reorganisation. AGA resolved to terminate its listing on the ASX and received formal approval to voluntarily delist from the ASX, which occurred on 27 June 2023.
The JSE has approved the secondary inward listing, by way of an introduction, of the issued ordinary share capital of NewCo in the “Gold Mining” sector of the Main Board of the JSE under the abbreviated name “ANGGOLD” and share code ANG and ISIN No. GB00BRXH2664. The JSE Listing is expected to be in effect from the commencement of business on 20 September 2023, subject to the Reorganisation being approved by the AGA Shareholders. During the three years prior to the Last Practicable Date, AGA has complied with the spread of shareholders required in terms of the JSE Listings Requirements and as such, on the Operative Date, NewCo will also comply with the spread of shareholders required as contemplated in paragraph 4.25 and paragraph 4.26 of the JSE Listings Requirements.
The secondary inward listed NewCo Ordinary Shares will be classified as "domestic" for exchange control purposes. Accordingly, South African resident NewCo Shareholders will be entitled to hold their NewCo Ordinary Shares through the South African register and may trade their NewCo Ordinary Shares on the JSE and A2X without utilising their foreign investment allowances.
AGA Shareholders are advised that AGA and NewCo jointly as of Friday 7 July 2023, issued the Disclosure Package, being the Pre-listing Statement and the Circular incorporating a notice of general meeting relating to the Transaction (the “Shareholders’ Meeting”) as detailed in Paragraph 8, which shall be posted together.
For a full understanding of the Reorganisation, the Disclosure Package should be read in its entirety.

2.OVERVIEW OF AGA, NEWCO AND THE GROUP
AGA is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. AGA is headquartered in Johannesburg, South Africa. AGA has developed a high-quality, well-diversified asset portfolio, including production from seven countries (Argentina, Australia, Brazil, the Democratic Republic of Congo, Ghana, Guinea and Tanzania) supported by greenfield projects in the United States and Colombia along with a focused global exploration program. While gold is its principal product, AGA also produces silver (Argentina) and sulfuric acid (Brazil) as by-products.
AGA (formerly AngloGold Limited) (Registration No. 1944/017354/06) was incorporated in South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and AGA operates under the Companies Act and has been listed on the Main Board of the JSE since 1998. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day.
NewCo was incorporated, as a private limited company under the laws of England and Wales on 10 February 2023, and on 22 June 2023, NewCo was re-registered as a public limited company, solely for the purposes of carrying out the Reorganisation.

3.RATIONALE FOR THE REORGANISATION
The proposed Reorganisation has a number of benefits that AGA believes will enhance the Group’s strategic position and allow for greater recognition of its full value, including:
•Enhancing access to deeper pools of capital: AGA believes that a change in primary listing to the NYSE will increase access and broaden appeal to the North American and other international investors;
•Improving the Group’s competitive position in line with its global peers: AGA believes that a change in primary listing to the NYSE will increase the Group’s proximity to North American institutional investors and analysts, which is expected to improve valuation comparisons to North American peers and enhance share trading liquidity;
•Redomiciling to a leading, low-risk jurisdiction: AGA believes this will provide an efficient legal, regulatory and tax framework for the Group and its shareholders which is expected to enhance strategic and financing flexibility thereby broadening the appeal of the Group to investors;
•Minimal disruption for existing stakeholders: The Group will continue to build upon established listings and pools of liquidity. Furthermore, the Group proposes no changes to the membership of the board or to management, who remain focused on executing the Group’s strategy; and
•Continuity of shareholding structure: The Reorganisation will allow existing AGA Shareholders to maintain their investment in the Group in the same percentages as they held prior to the implementation of the Reorganisation.

4.DIRECTORS
The names, ages, nationalities and position of the directors of NewCo as at Last Practicable Date, are set out in the table below. The business address for all current and expected directors and the executive management of NewCo is 4th Floor, Communications House South Street Staines-upon-Thames, Surrey TW18 4PR, United Kingdom.

Name, Age and Nationality	Position
Alberto Calderon 63 (Australia)	Principal executive officer and executive director
Robert Paul Harling Hayes 57 (United Kingdom)	Principal financial officer and principal accounting officer

Effective at, or prior to, the time that the Reorganisation is completed, the NewCo Board is expected to consist of 12 (twelve) directors comprising of 10 (ten) independent non-executive directors and 2 (two) executive directors.
The names, ages, nationalities and position of the directors of NewCo as at the Operative Date are set out in the table below:

Name, Age and Nationality	Position
Alberto Calderon 63 (Australia)	Executive director and chief executive officer
Gillian Doran 47 (Ireland and Australia)	Executive director and chief financial officer
Maria Ramos 64 (South Africa)	Independent non-executive director and chairperson
Kojo Busia 60 (Ghana)	Independent non-executive director
Alan Ferguson 65 (United Kingdom)	Independent non-executive director
Albert Garner 67 (United States)	Independent non-executive director

Rhidwaan Gasant 64 (South Africa)	Independent non-executive director
Scott Lawson 61 (United States)	Independent non-executive director
Maria Richter 68 (United States and Panama)	Independent non-executive director
Jochen Tilk 59 (Canada)	Independent non-executive director
Diana Li Sands 57 (United States)	Independent non-executive director
Jinhee Magie 55 (Canada)	Independent non-executive director

5.SHARE CAPITAL

Upon completion of the Reorganisation, NewCo’s share capital will comprise approximately 419,612,543 (four hundred and nineteen million six hundred and twelve thousand five hundred and forty-three) NewCo Ordinary Shares with a par/nominal value of USD 1.00 (one US Dollar) each.

Below is a summary of the shareholding in AGA and NewCo before and after the completion of the Reorganisation:

AGA Ordinary Shares		NewCo Ordinary Shares
Total issued ordinary shares	419,612,543	419,612,543
Total authorised shares	600,000,000	n/a*
Total treasury shares	-	-
* As there is no requirement to set out an authorised share capital under the laws of England and Wales, NewCo does not have an authorised share capital

6.TAX IMPLICATIONS FOR AGA SHAREHOLDERS
•The tax implications of the Reorganisation on AGA Shareholders will depend on the individual circumstances of each AGA Shareholder. AGA Shareholders should seek advice from appropriate professional advisers if they are in any doubt whatsoever about their tax position.
•AGA Shareholders are referred to Annexure H of the Circular for a general summary of the South African, U.S., and U.K. tax implications.

7.SALIENT DATES AND TIMES
The definitions and interpretations as detailed in the Pre-listing Statement apply, unless the context clearly indicates otherwise, to this section on Salient Dates and Times1, 2, 3, 4, 5

Key action	Day	2023
Date on which AGA Shareholders must be recorded in the AGA Register to receive the Disclosure Package	Friday	30 June
Posting of the Disclosure Package to AGA Shareholders and Notice of the Shareholders’ Meeting released on SENS	Friday	7 July
Last day to trade in AGA Ordinary Shares in order to be recorded in the AGA Register on the Voting Record Date (Voting Last Day to Trade)	Monday	7 August
Voting Record Date for AGA Shareholders to be recorded in the AGA Register in order to be eligible to vote at the Shareholders’ Meeting (Shareholders’ Meeting Voting Record Date)	Friday	11 August
For administrative purposes, date by which Forms of Proxy for the Shareholders’ Meeting are requested to be lodged	Wednesday	16 August
Last date and time for AGA Shareholders to give notice to AGA objecting to the Scheme Special Resolution and/or the AGAH Sale Special Resolution in terms of Section 164 of the Companies Act, at any time before the voting on the Scheme Special Resolution and/or the AGAH Sale Special Resolution takes place	Friday	18 August
Shareholders’ Meeting at 2:00 p.m. South African time (09:00 a.m. New York time)	Friday	18 August
Results of Shareholders’ Meeting released on SENS	Monday	21 August
Results of Shareholders’ Meeting published in the South African press	Tuesday	22 August
If the Reorganisation is approved by AGA Shareholders at the Shareholders’ Meeting:

Last day for AGA Shareholders who voted against the Scheme and/or AGAH Sale to require AGA to seek court approval for the Scheme and/or AGAH Sale in terms of Section 115(3)(a) of the Companies Act	Friday	25 August
Last day for AGA to send notice of adoption of the Scheme Special Resolution and/or the AGAH Sale Special Resolution to Dissenting AGA Shareholders, in accordance with Section 164(4) of the Companies Act	Friday	1 September
Last day for an AGA Shareholder who voted against the Scheme and/or AGAH Sale to apply to court for leave to apply for a review of the Scheme and/or AGAH Sale in terms of Section 115(3)(b) of the Companies Act	Friday	1 September
Last day for an AGA Shareholder who gave notice to AGA objecting to the Scheme and/or AGAH Sale in terms of Section 164 of the Companies Act, to make a demand against AGA as contemplated in Section 164(7) of the Companies Act (assuming AGA provides the notice contemplated in Section 164(4) of the Companies Act on the last possible day)	Friday	29 September
The following dates assume that no court approval or review of the Scheme and/or AGAH Sale is required and will be confirmed in the Finalisation Date announcement if the Scheme and/or AGAH Sale becomes unconditional:
Finalisation Date announcement released on SENS (Reorganisation unconditional in every respect) at 10:00 am South Africa Standard Time	Tuesday	12 September
Finalisation Date announcement published in the South African press	Wednesday	13 September
Last Day to Trade in AGA Ordinary Shares in order to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Last Day to Trade)	Tuesday	19 September
Trading of AGA Ordinary Shares on the JSE and A2X is suspended	Wednesday	20 September

Secondary inward listing of NewCo (NewCo Ordinary Shares) ISIN No. GB00BRXH2664 with alpha code: ANG and short name “ANGGOLD” on the JSE and A2X with effect from the commencement of business (09:00 am South Africa Standard Time)	Wednesday	20 September
Record Date on which AGA Shareholders must be recorded in the AGA Register to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Consideration Record Date)	Friday	22 September
Scheme Operative Date / Implementation date of the Reorganisation	Monday	25 September
Primary listing of NewCo (NewCo Ordinary Shares) on NYSE with effect from the commencement of business (09:30 am (GMT -04:00), being 3:30 pm South Africa Standard Time)	Monday	25 September
NewCo Ordinary Shares issued and shareholder accounts with CSDPs / brokers credited with NewCo Ordinary Shares	Tuesday	26 September
Secondary listing of NewCo (NewCo Ordinary Shares and NewCo GhDSs) on the GhSE with effect from the commencement of business (09:00 am South Africa Standard Time)	Tuesday	26 September
Listing of AGA Ordinary Shares on the JSE terminated	Wednesday	27 September

Notes
1.All dates and times in respect of the Reorganisation are subject to change by mutual agreement between AGA and NewCo and/or to the extent required obtaining the approval of the JSE, NYSE and the Takeover Regulation Panel established by Section 196 of the Companies Act. The dates have been determined based on assumptions regarding the dates by which certain regulatory approvals will be obtained and that no court approval or review of the Reorganisation will be required. Any change to the dates and times will be released on SENS and filed or furnished with the SEC.
2.As the salient dates and times are subject to change, they may not be regarded as consent or dispensation for any time periods which may be required in terms of the Companies Act or the Companies Regulations, where applicable, and any such consents or dispensations must be specifically applied for and granted.
3.All times given in this Abridged Pre-listing Statement are, unless the context indicates to the contrary, a reference to South Africa Standard Time.
4.For the timetable relating to AGA ADSs, AGA ADS Holders should refer to the Form F-4 (File No. 333-272867) and the notice and instructions provided by the ADS Depositary Holders of AGA ADSs in a securities account through a broker or other securities intermediary should refer to the Form F-4 and the notice and instructions provided by their intermediary.
5.Any AGA Shareholder which wishes to give notice to AGA objecting to the AGAH Sale Special Resolution and/or the Scheme Special Resolution may to do so at the Shareholders’ Meeting immediately before the AGAH Sale Special Resolution or the Scheme Special Resolution, as the case may be, is voted on.

8.POSTING OF DISCLOSURE PACKAGE AND NOTICE OF SHAREHOLDERS’ MEETING
AGA Shareholders are further advised that the following documents were distributed on Friday, 7 July 2023 to AGA Shareholders:
•the Circular setting out the full terms and conditions in relation to the Reorganisation containing, inter alia, the requisite resolutions for the approval required to implement the Reorganisation, a notice convening a Shareholders’ Meeting, a form of proxy and a form of surrender and transfer; and
•the Pre-Listing Statement required in terms of the JSE Listings Requirements, in connection with the admission to trading and listing of the NewCo Shares on the Main Board of the JSE.
A separate registration statement on Form F-4 has been filed with the SEC by NewCo (SEC File No. 333-272867), which includes a prospectus under the Securities Act with respect to NewCo Ordinary Shares being issued in the Reorganisation.
Notice is hereby given to AGA Shareholders that a meeting of the AGA Shareholders will be held on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time), to consider and, if deemed fit, pass, with or without amendment and/or modification, the resolutions set out hereunder, in the manner required by the Companies Act and the JSE Listings Requirements.
At the Shareholders’ Meeting, AGA Shareholders will be asked to consider and vote, among other things, on the AGAH Sale Special Resolution to approve the AGAH Sale and the Scheme Special Resolution to approve the Scheme. For the AGAH Sale Special Resolution and the Scheme Special Resolution to be approved by the AGA Shareholders, each must be supported by at least 75% (seventy-five percent) of the voting rights exercised on such resolution by the holders of AGA Ordinary Shares (including AGA Ordinary Shares represented by AGA ADSs) present or represented by proxy at the Shareholders’ Meeting and entitled to vote on such resolution.
AGA has appointed The Meeting Specialist Proprietary Limited (“TMS”) for purposes of hosting the Shareholders’ Meeting entirely by way of electronic communication and, in particular, for TMS to provide AGA and the AGA Shareholders with access to its electronic communication platform for purpose of enabling all of the AGA Shareholders, who are present at the Shareholders’ Meeting, to communicate concurrently with each other, without an intermediary, and to participate in the Shareholders’ Meeting and exercise their voting rights at the Shareholders’ Meeting.

For further information, please refer to the Circular which has been distributed to AGA Shareholders.

9.RESPONSIBILITY STATEMENTS

1.aAngloGold Ashanti Limited Board responsibility statement
The members of the AngloGold Ashanti Limited Board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to AngloGold Ashanti Limited and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.
1.bAngloGold Ashanti plc Board responsibility statement
The directors of AngloGold Ashanti plc, being Alberto Calderon and Robert Hayes, collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to AngloGold Ashanti plc and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

10.COPIES OF THE DISCLOSURE PACKAGE
The Pre-listing Statement is only available in English. Copies of the Disclosure Package including the Pre-listing Statement and Circular will be available for inspection in hard copy form at the registered office of NewCo and at the registered offices of the Sponsors between the hours 09:00 and 16:00 on all South African business days (which excludes Saturdays, Sundays and South African public holidays) and/or in electronic form by email request sent to companysecretary@anglogoldashanti.com from the date of issue of this Abridged Pre-listing Statement up to and including the 14th (fourteenth) day after the date of this Abridged Pre-listing Statement:
•NewCo Registered Office: 4th Floor, Communications House South Street Staines-upon-Thames, Surrey TW18 4PR, United Kingdom;
•AGA Registered Office: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa
•J.P. Morgan Equities South Africa Proprietary Limited: 1 Fricker Road, Illovo, Johannesburg, 2196, South Africa
•The Standard Bank of South Africa Limited: 9th Floor, Standard Bank Centre, 5 Simmonds Street, Johannesburg, 2000, South Africa

A copy of the Pre-listing Statement and the Circular will also be made available on AGA’s website at www.anglogoldashanti.com/investors/aga-restructuring/ from Friday, July 7 2023.
7 July 2023
Johannesburg

Financial Adviser Centerview Partners UK LLP	Financial Adviser JPMorgan Chase Bank, N.A., Johannesburg Branch	JSE Sponsor The Standard Bank of South Africa Limited
Financial Adviser Rothschild and Co South Africa Proprietary Limited	Transaction Sponsor J.P. Morgan Equities South Africa Proprietary Limited	Independent Reporting Accountant Ernst & Young Incorporated
Legal Adviser as to South African law Edward Nathan Sonnenbergs Incorporated	Legal Adviser as to U.S. law Cravath, Swaine & Moore LLP	Legal Adviser as to English law Slaughter and May
Legal adviser as to Ghanian Law Bentsi-Enchill, Letsa & Ankomah	Legal adviser as to South African Tax Law Bowman Gilfillan Inc

DISCLAIMER
THE INFORMATION IN THIS ABRIDGED PRE-LISTING STATEMENT HAS BEEN EXTRACTED, IN SUMMARISED FORM, FROM THE FULL PRE-LISTING STATEMENT ISSUED BY THE COMPANY ON 7 JULY 2023. IT IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT A PERSON SHOULD CONSIDER IN RELATION TO THE REORGANISATION. INVESTORS SHOULD READ THE FULL PRE-LISTING STATEMENT CAREFULLY IN ITS ENTIRETY, INCLUDING THE “RISK FACTORS” SECTION, THE FINANCIAL STATEMENTS PROVIDED AND THE NOTES TO THOSE FINANCIAL STATEMENTS. THIS ABRIDGED PRE-LISTING STATEMENT IS ISSUED IN COMPLIANCE WITH THE LISTINGS REQUIREMENTS FOR THE PURPOSE OF PROVIDING INFORMATION TO SELECTED PERSONS IN SOUTH AFRICA AND OTHER JURISDICTIONS WITH REGARD TO THE COMPANY.
The release, publication or distribution of this Abridged Pre-listing Statement may be restricted by law and therefore persons in any such jurisdictions into which this Abridged Pre-listing Statement is released, published or distributed should inform themselves about, and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws or other legal requirements of any such jurisdiction. To the fullest extent permitted by applicable law, AGA and NewCo, their respective boards of directors and the Transaction Advisers disclaim any responsibility or liability for the failure to become informed of or to observe or for any violation of such requirements by any person.
This Abridged Pre-listing Statement is not intended to, and does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such solicitation would be unlawful or in which securities may not be offered or sold without registration or an exemption from registration. This Abridged Pre-listing Statement does not constitute a prospectus or a prospectus-equivalent document.
This Abridged Pre-listing Statement is not an offer of securities for sale in the United States. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Reorganisation a registration statement on Form F-4 under the United States Securities Act of 1933, as amended, (the “Securities Act”) has been filed with the SEC. Investors and shareholders are urged to read the registration statement, as well as other documents filed with the SEC, because they will contain important information. Copies of all documents filed with the SEC regarding the Reorganisation and documents incorporated by reference may be obtained at the SEC’s website at https://www.sec.gov. In addition, the effective registration statement on Form F-4 will be made available for free to shareholders.
To the extent that the distribution of this Abridged Pre-listing Statement in certain jurisdictions outside South Africa may be restricted or prohibited by the laws of such foreign jurisdiction, then this Abridged Pre-listing Statement is deemed to have been provided for information purposes only and neither AGA nor NewCo, nor their respective boards of directors nor the Transaction Advisers, accept any responsibility for any failure by AGA Shareholders to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction. None of the NewCo or the Transaction Advisers, nor any of their respective representatives, is making any representation to any AGA Shareholder regarding the legality of an investment in the NewCo Ordinary Shares by such AGA Shareholder under the law applicable to such AGA Shareholder.
The contents of this Abridged Pre-listing Statement should not be construed as legal, financial or tax advice. Each AGA Shareholder should consult his/her or its own legal, financial or tax adviser as to the legal, financial, business, tax and related aspects of the acquisition of NewCo Ordinary Shares.
The Transaction Advisers are acting exclusively for AGA and/or NewCo (as the case may be), and no one else in connection with the Reorganisation and the contents of this Abridged Pre-listing Statement and will not be responsible to anyone, other than AGA and/or NewCo (as the case may be), for providing the protections afforded to clients of the Transaction Advisers, respectively, or for providing advice in relation to the Reorganisation and the contents of this Abridged Pre-listing Statement.
No representation or warranty, express or implied, is made by any of the Transaction Advisers as to the accuracy, completeness or verification of the information set out in this Abridged Pre-listing Statement, and nothing contained in this Abridged Pre-listing

Statement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of the Transaction Advisers assumes no responsibility for this Abridged Pre-listing Statement’s accuracy, completeness or verification and accordingly hereby disclaims, to the fullest extent permitted by applicable law, any and all liability whether arising in delict, tort, contract or otherwise which they might otherwise be found to have in respect of this Abridged Pre-listing Statement or any such statement.
Shareholders also acknowledge that: (a) they have not relied on the Transaction Advisers or any person affiliated with the Transaction Advisers in connection with any investigation of the accuracy of any information contained in the Disclosure Package or their investment decision; (b) they have relied only on the information contained in the Disclosure Package and have made their own assessment of such information; and (c) no person has been authorised to give any information or to make any representation concerning AGA, NewCo or the NewCo Ordinary Shares (other than as contained in this Abridged Pre-listing Statement) and, if given or made, any such other information or representation should not be relied upon as having been authorised by AGA, NewCo or the Transaction Advisers.
The information contained in this Abridged Pre-listing Statement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, No. 37 of 2002 (as amended and restated from time to time) and should not be construed as an express or implied recommendation, guidance or proposal that any particular transaction in respect of the Reorganisation and/or the acquisition of the NewCo Ordinary Shares is appropriate to the particular investment objectives, financial situations or needs of an AGA Shareholder, and nothing in this Abridged Pre-listing Statement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa or in any other jurisdiction.

APPLICABLE LAWS AND FOREIGN SHAREHOLDERS
This Abridged Pre-listing Statement has been prepared in accordance with the JSE Listings Requirements, and the information disclosed may not be the same as that which would have been disclosed if this Abridged Pre-listing Statement had been prepared in accordance with the laws and regulations of any jurisdiction outside of South Africa.
The Reorganisation (comprising the Spin-off, the AGAH Sale and the Scheme) is governed by the laws of South Africa and is subject to any applicable laws and regulations, including, but not limited to, the Companies Act, the Companies Regulations, the JSE Listings Requirements and the Exchange Control Regulations.
The rights of the Foreign Shareholders in respect of the Reorganisation pursuant to which this Abridged Pre-listing Statement has been issued, may be affected by the laws of the relevant jurisdictions of any Foreign Shareholders. Such Foreign Shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any Foreign Shareholder to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any transfer or other taxes or other requisite payments due in such jurisdiction.
If you are a Foreign Shareholder, you are urged to read the important information relating to Foreign Shareholders contained in paragraph 11 on page 41 (Foreign Shareholders) in the Pre-listing Statement.
Any AGA Shareholder who is in doubt as to their position, including, without limitation, their tax status, should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

FORWARD-LOOKING STATEMENTS
This Abridged Pre-listing Statement includes statements that are, or may be forward-looking statements. Forward-looking statements are not based on historical facts, but rather reflect AGA’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “could”, “may”, “would”, “estimated”, “potential”, “outlook” or other similar words and phrases. Similarly, statements that describe AGA’s objectives, plans or goals are or may be forward-looking statements.
AGA Shareholders should consider any forward-looking statements or forecasts in light of the risks and uncertainties described in the information contained or incorporated by reference in this Abridged Pre-listing Statement. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA and NewCo believe that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Reorganisation, the possibility that the AGA Shareholders will not approve the Reorganisation, that the Reorganisation will not receive other necessary approvals or that the Reorganisation is otherwise not completed (whether following the occurrence of a Material Adverse Effect or otherwise), the possibility that the expected benefits from the Reorganisation will not be realised or will not be realised within the expected time period, operational disruption due to the Reorganisation, the incurrence of unexpected transaction costs and expenses or total transaction costs and expenses being higher than current estimates, the degree to which AGA is successful in implementing the Reorganisation (and deriving the anticipated benefits from the Reorganisation) and other changes which AGA and/or NewCo may make to the Group’s corporate structure, changes in economic, social and political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. These factors are not necessarily all of the important factors that could cause AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
AGA Shareholders are therefore cautioned not to place undue reliance on the forward-looking statements and are advised to read the Disclosure Package in its entirety.
Forward-looking statements included in this Abridged Pre-listing Statement are made only as at the date on which the forward-looking statement is made, and neither NewCo nor AGA intends to update or release any revisions to these forward-looking statements, except as is required by law. New factors may emerge from time to time that could cause the Group’s business, or other matters to which such forward-looking statements relate, not to develop as expected and it is not possible to predict all of them. Further, the extent to which any factor or combination of factors may cause actual results or matters to differ materially from those contained in any forward-looking statement is not known.
The forward-looking statements contained in this Abridged Pre-listing Statement have not been reviewed nor reported on by AGA’s or NewCo’s auditors or the Independent Reporting Account. Each of AGA and NewCo qualifies all of its forward-looking statements by these factors and statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 7, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary